SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SMASHES WEEKLY BOOKINGS RECORD

3 MILLION BOOKINGS IN ONE WEEK FOR FIRST TIME IN ITS HISTORY

Ryanair today (15 Jan) announced that it smashed its weekly bookings record, taking over 3m bookings in one week (for the next 20-week period) for the first time in its history. This new weekly 3m bookings record is a direct result of Ryanair's low fares and the continuing success of the "Always Getting Better" customer experience programme.

Wednesday (10 Jan) was the busiest day for bookings last week and the most popular destinations for customers included winter holidays to Lanzarote and Tenerife and city breaks to Porto, Milan and Naples.

Ryanair's Kenny Jacobs said:

"We are delighted to announce this new weekly record of over 3 million bookings made on the Ryanair.com website and app last week, the equivalent of:

●        5 bookings a second
●        the population of Lithuania
●        the population of Madrid
●        more than half of the total passengers Virgin Atlantic carry in an entire year

To celebrate our record week of bookings, we are releasing seats for sale from just €14.99 for travel between now and April, which are available for booking until midnight Wednesday (17 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

For further information
please contact:                       Robin Kiely                            Piaras Kelly
                                                Ryanair DAC                         Edelman Ireland
    Tel: +353-1-9451949            Tel: +353-1-6789333
     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 January, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary